Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Announces Audited Reserve Report

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, today announced year-end 2018 proved reserves as estimated by Ryder Scott Company, L.P. of 93.2 million barrels of oil equivalent (“MMboe”) representing a PV-10 of $1,110mm as calculated under US Securities and Exchange Commission (“SEC”) guidelines. This represents a ~98% increase in proved reserves and a ~191% increase in PV-10 value of proved reserves as compared to year-end 2017, largely driven by the Company’s successful acquisition of the Pioneer Natural Resources Joint Venture (“Pioneer”) assets in April 2018. The reserves were independently assessed by Ryder Scott Company, L.P. (“Ryder Scott”), a worldwide leader in independent oil and gas Reserve evaluations.

Sundance’s proved reserves at 31 December 2018 comprise 58.6 million barrels of crude oil and condensate, 16.5 million barrels of natural gas liquids (“NGLs”) and 108.8 billion cubic feet of natural gas. Sundance’s proved reserves are 62.9% crude and condensate, 17.7% NGLs and 19.4% natural gas by energy content. Please see Table 1 for a more detailed breakout.

Sundance has additionally calculated reserve information at a price deck of $55.00 West Texas Intermediate and $3.50/mmbtu Henry Hub gas, which is more indicative of the current prevailing commodity price environment. Under this pricing scenario, Sundance had 91.3 MMboe of Proved Reserves with a PV-10 value of $781mm. Please see Table 2 for a more detailed breakout.

Reserve Report Highlights

•                  93.2 MMboe of Proved SEC Reserves representing a PV-10 value of $1,110mm

•                  Represents an addition of 46.1 MMboe of proved reserves, an increase of 98%

•                  Represents an increase of $728.6mm of proved PV-10, an increase of 191.1%

•                  Proved Developed Reserves increased by 72.7% to 27.2MMboe and represented 29.2% of Proved Reserves, reflecting the success of Sundance’s development activities on its acquired assets

•                  Proved Undeveloped Reserves increased by 110.8% to 66.0MMboe and represented 70.8% of Proved Reserves, reflecting the quality of the assets acquired during 2018

•                  SEC Reserves include 436 net Tier 1 locations, representing over 17 years of development activity at current development levels

•                  2018 development capital expenditures totaled $176.4mm

•                  Sundance’s all-source reserve replacement ratio for 2018 was ~1,725%, including acquisitions of proved reserves in-place

Impact of Refocused Development Efforts and Corporate Strategy on Reserves

Upon completion of the Pioneer acquisition, the Company shifted the focus of its development program and capital budget away from its legacy assets and towards its newly acquired assets as part of its relentless focus on value creation for its shareholders. This strategy entailed refocusing on more economic (and thus more capital efficient, higher PV-10) assets and releasing or delaying development of certain of its less economic (and thus less capital efficient, lower PV-10) legacy assets.

As part of this process Sundance elected to allow several marginally economic leases in its legacy properties to expire and pushed the development date for certain legacy locations beyond the 5-year SEC PUD window, resulting in the associated reserves being removed or re-characterized into the Probable reserves category. Together these decisions resulted in a loss of 5.7 and 3.7 Mmboe of proved reserves respectively, but allowed Sundance to focus development dollars on its higher return Live Oak and Atascosa Counties assets. See Table 4 for details.

Table 1: SEC Proved Reserves (As of 31 December 2018)

Net Proved Reserves
	Crude & Condensate (MMbbl)	Natural Gas Liquids (MMBbl)	Natural Gas (Bcf)	Total (MMboe)
Legacy Assets Proved Developed	8.0	2.5	17.4	13.4
Legacy Assets Proved Undeveloped	14.2	3.5	26.9	22.2
Total Proved Legacy Assets	22.3	6.0	44.3	35.6

Pioneer Acquisition Proved Developed	8.7	2.5	15.8	13.8
Pioneer Acquisition Proved Undeveloped	27.7	8.0	48.7	43.8
Total Pioneer Acquisition	36.4	10.5	64.5	57.6

Total Proved Developed	16.7	4.9	33.2	27.2
Total Proved Undeveloped	41.9	11.5	75.7	66.0
Total Proved Reserves	58.6	16.5	108.8	93.2

Table 2: Proved Reserves at $55 WTI and $3.50 Henry Hub Gas (As of 31 December 2018)

Net Proved Reserves
	Crude & Condensate (MMbbl)	Natural Gas Liquids (MMBbl)	Natural Gas (Bcf)	Total (MMboe)
Legacy Assets Proved Developed	7.9	2.4	17.1	13.2
Legacy Assets Proved Undeveloped	13.2	3.4	26.1	21.0
Total Proved Legacy Assets	21.2	5.8	43.3	34.2

Pioneer Acquisition Proved Developed	8.6	2.4	16.3	13.7
Pioneer Acquisition Proved Undeveloped	27.4	8.0	48.5	43.4
Total Pioneer Acquisition	36.0	10.4	64.7	57.1

Total Proved Developed	16.5	4.9	33.4	26.9
Total Proved Undeveloped	40.6	11.4	74.6	64.4
Total Proved Reserves	57.1	16.2	108.0	91.3

Table 3: SEC Pricing

SEC Pricing
Product	Price Reference	Average Benchmark Prices	Average Realized Prices
Crude Oil / Condensate	WTI Cushing	$65.65/bbl	$66.34/bbl
Natural Gas Liquids	WTI Cushing	$65.65/bbl	$28.15/bbl
Natural Gas	Henry Hub	$3.10/mmbtu	$3.50/Mcf

Table 4: Impact of Economics Driven Lease Expirations and Delayed Development Reclassifications

	Crude & Condensate (MMbbl)	Natural Gas Liquids (MMBbl)	Natural Gas (Bcf)	Total (MMboe)
PUD to PROB Reclassifications	(2.1)	(0.9)	(4.8)	(3.7)
Expired Leases	(3.2)	(1.3)	(7.2)	(5.7)
Total Impact	(5.3)	(2.2)	(12.0)	(9.4)

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Competent Person’s Statement

This presentation contains information on Sundance Energy’s reserves which has been reviewed by Stephen E. Gardner, a Professional Engineer employed by Ryder Scott Company, L.P. who practices under State of Colorado license number 44720. Mr. Gardner has consented to the inclusion of this information in the form and contest in which it appears.

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.  Certain totals or other calculations presented herein may not add precisely due to differences in rounding.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388